Exhibit 99

KonaTel Reports Third Quarter 2021 Financial Results

Accelerated Revenue Growth of 43%

DALLAS, November 10, 2021--KonaTel, Inc. (OTCQB: KTEL) (www.konatel.com), a voice/data communications holding company, today announced financial results for third quarter and nine-month period ended September 30, 2021.

Third Quarter Financial Summary and Recent Business Highlights

•	Revenues of $3.6 million, up 43% compared to the third quarter last year.
•	Gross profit of $1.6 million, up 80% compared to the third quarter last year.
•	Operating income of $372,000 compared to an operating loss of $(56,000) in the third quarter last year.
•	Net income of $320,000 or $0.01 per share, compared to $20,000, or $0.00 per share, in the third quarter last year.
•	H.R. 3684 – Infrastructure Investment and Jobs Act (“Infrastructure Bill”), which includes additional provisions for a new government funded broadband program, was passed by the U.S. House of Representatives.

“Our momentum continued in the third quarter with sequential revenue growth of 24% driven by increases in each of our two business segments,” stated KonaTel Chairman and CEO Sean McEwen. “In Hosted Services, expansion of our agent sales channel outreach and enhancements to our sales platform are enabling us to pursue and capture a larger share of market opportunities. We also added three new senior level executives to the management team who have successful track records in large telecom and bring a wealth of industry expertise to our organization. The sales teams are increasingly focused on diversifying our revenue mix and the sale of higher margin products, which is having a meaningful impact on our margins. Gross margin was up more than 900 basis points for the third quarter to 45.0% compared to 35.7% in the prior year quarter.

McEwen continued, “In our higher-margin Mobile Services business, which includes retail and wholesale cellular and IoT mobile device services, revenue is up 50.4% year-to-date on increased volumes driven by new agent distribution and recent approvals for participation in government subsidized cellular and broadband data distribution programs. Specifically, the Federal Communications Commission’s (FCC) Emergency Broadband Benefit (EBB) program was opened for enrollment and as an approved provider of program services in several states, we have seen a marked uptick in the number of customers we serve under the program. In addition, expansion of our Lifeline mobile services into the state of California was approved earlier this year and accordingly, we expect distribution of essential voice and data services to California residents under our Infiniti Mobile brand to begin as planned later in the fourth quarter. According to the FCC, there are an estimated 3.6 million Lifeline eligible households in the state of California with nearly 2.4 million currently unserved. As one of only a handful of approved national wireless Lifeline providers to hold an FCC approved Compliance Plan, we are well positioned to provide basic cellular and wireless broadband data services to millions of eligible new customers. Furthermore, we recently contracted with two new master agencies with national distribution to further expand our channels and reach many more EBB and Lifeline eligible households across several states. Distribution through these new channels is on schedule to commence later this year.”

“The Infrastructure Bill that was approved this past weekend provides for $65 billion1 in new investment for broadband internet to advance government efforts to ensure all U.S. residents have access to reliable, high-

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1 https://www.whitehouse.gov/briefing-room/statements-releases/2021/11/06/fact-sheet-the-bipartisan-infrastructure-deal/

speed internet,” continued McEwen. “If signed, this legislation will significantly increase our total addressable market and serve as an additional catalyst for future growth.”

Year-to-Date Financial Detail (First Nine Months of 2021 vs. First Nine Months of 2020)

Revenues increased 32% to $8.9 million compared to $6.7 million, reflecting a 17.6% increase in Hosted Services revenues and a 50.4% increase in Mobile Services revenues.

Gross profit was $4.0 million, or 44.5% gross profit margin, compared to gross profit of $2.5 million, or 37.7% gross profit margin.

Total operating expenses were $3.4 million, up 17% compared to $2.9 million. This increase was primarily a result of infrastructure expansion, primarily payroll, professional services, handset costs and application development costs to support sales channel growth.

Net income was $428,000, or $0.01 per diluted share (based on 43.6 million weighted average shares), inclusive of non-operating, other expense of $167,000 related to stock option expenses and interest, compared to net income of $263,000, or $0.01 per diluted share (based on 44.1 million weighted average shares), inclusive of non-operating, net other income of $601,000 primarily related to SBA loan proceeds.

Balance Sheet

The Company ended the quarter with $1.4 million in cash, compared to $715,000 in cash on December 31, 2020. Long term debt was $150,000 as of September 30, 2021, and December 31, 2020.

About KonaTel

KonaTel provides a variety of retail and wholesale telecommunications services including mobile voice/text/data service supported by national U.S. mobile networks, mobile numbers, SMS/MMS services, IoT mobile data service, and a range of hosted cloud services. KonaTel’s subsidiary, Apeiron Systems (www.apeiron.io), is a global cloud communications service provider employing a dynamic “as a service” (CPaaS/UCaaS/CCaaS/PaaS) platform. Apeiron provides voice, messaging, SD-WAN, and platform services using its national cloud network. All Apeiron’s services can be accessed through legacy interfaces and rich communications APIs. KonaTel’s other subsidiary, Infiniti Mobile (www.infinitimobile.com), is an FCC authorized wireless Lifeline carrier with an FCC approved wireless Lifeline Compliance Plan, authorized to provide government subsidized cellular service to low-income American families. KonaTel is headquartered in Plano, Texas.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this press release. This press release should be considered in light of the disclosures contained in the filings of KonaTel and its “forward-looking statements” in such filings that are contained in the EDGAR Archives of the SEC at www.sec.gov.

Contacts

D. Sean McEwen
(214) 323-8410
inquiries@konatel.com

-- Tables Follow –

KonaTel, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30, 2021	December 31, 2020
Assets
Current Assets
Cash and Cash Equivalents	$1,358,722	$715,195
Accounts Receivable, net	994,059	434,801
Inventory, Net	107,986	17,786
Prepaid Expenses	16,022	2,365
Other Current Asset	164	194
Total Current Assets	2,476,953	1,170,341

Property and Equipment, Net	40,663	79,571

Other Assets
Intangible Assets, Net	1,033,497	1,517,163
Other Assets	154,296	172,065
Investments	10,000	—
Total Other Assets	1,197,793	1,689,228
Total Assets	$3,715,409	$2,939,140

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts Payable and Accrued Expenses	$1,138,451	$1,042,567
Note Payable - current portion	1,312	94,339
Right of Use Operating Lease Obligation - current	66,882	66,323
Deferred Revenue	—	37,677
Total Current Liabilities	1,206,645	1,240,906

Long Term Liabilities
Right of Use Operating Lease Obligation - long term	145,796	15,399
Note Payable - long term	150,000	150,000
Total Long Term Liabilities	295,796	165,399
Total Liabilities	1,502,441	1,406,305
Commitments and contingencies
Stockholders’ Equity
Common stock, $.001 par value, 50,000,000 shares authorized, 41,267,286 outstanding and issued at September 30, 2021 and 40,692,286 outstanding and issued at December 31, 2020	41,267	40,692
Additional Paid In Capital	7,711,992	7,460,632
Accumulated Deficit	(5,540,291)	(5,968,489)
Total Stockholders’ Equity	2,212,968	1,532,835
Total Liabilities and Stockholders’ Equity	$3,715,409	$2,939,140

KonaTel, Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$3,612,861	$2,527,281	$8,919,573	$6,741,830
Cost of Revenue	1,988,624	1,625,481	4,946,786	4,196,528
Gross Profit	1,624,237	901,800	3,972,787	2,545,302

Operating Expenses
Payroll and Related Expenses	636,329	505,236	1,817,200	1,403,315
Operating and Maintenance	461	89,300	1,211	384,049
Bad Debt	—	39	427	1,729
Professional Services	77,335	72,350	206,671	198,300
Utilities and Facilities	39,726	8,438	110,523	24,928
Depreciation and Amortization	213,552	246,090	640,657	763,358
General and Administrative	32,668	17,641	93,994	44,777
Marketing and Advertising	37,350	5,534	50,073	7,350
Application Development Costs	179,427	—	396,715	—
Taxes and Insurance	35,784	13,595	60,479	55,720
Total Operating Expenses	1,252,632	958,223	3,377,950	2,883,526

Operating Income/(Loss)	371,605	(56,423)	594,837	(338,224)

Other Income and Expense
Other Income	—	81,070	—	624,518
Interest Expense	(2,573)	(4,694)	(12,328)	(23,459)
Other Expenses	(49,197)	—	(154,310)	—
Total Other Income and Expenses	(51,770)	76,376	(166,638)	601,059

Net Income	$319,836	$19,953	$428,199	$262,835

Earnings per Share
Basic	$0.01	$0.00	$0.01	$0.01
Diluted	$0.01	$0.00	$0.01	$0.01
Weighted Average Outstanding Shares
Basic	40,899,569	40,692,286	40,758,495	40,692,286
Diluted	43,565,835	44,092,286	43,434,761	44,092,286